U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

  Carroll               Charles                    A.
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   (Last)               (First)                 (Middle)

                                11 Hanover Square
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                                    (Street)

    New York                          NY                          10005
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

                                   07/01/2002

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

                               Bexil Corporation (BXL)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Year)

                                      N/A
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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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Common Stock                             1,200                        D**
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*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v)

** Charles A. Carroll may be deemed to be a person subject to Section 16 of the Securities Exchange Act of 1934 and the rules thereunder with respect to Bexil Corporation, as a result of his service as a director of Winmill & Co. Incorporated ("Winco"). Winco, is the parent company of Investor Service Center, Inc. ("ISC"), the beneficial owner of more than 10% of the voting securities of Bexil Corporation, as set forth in ISC's Form 4 filing. Mr. Carroll disclaims beneficial ownership of all Bexil shares owned by ISC and Winco.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.





FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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Explanation of Responses:




/s/ Thomas B. Winmill on behalf of Charles
A. Carroll by power of Attorney dated 12/11/01                   07/10/2002
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.


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